NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2020 annual general and special meeting (the "Meeting") of the shareholders (the "Shareholders") of New Pacific Metals Corp. (the "Company") will be held at Suite 1750 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 on Wednesday, September 30, 2020 at 9:00 a.m. (Vancouver time), and at any adjournment or postponement thereof, for the following purposes:

(a) to receive the audited financial statements of the Company for the year ended June 30, 2020, together with the report of the auditor thereon;

(b) to fix the number of directors at six (6);

(c) to elect directors for the ensuing year;

(d) to re-appoint Deloitte LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

(e) to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution of the Shareholders ratifying, approving and adopting the Company's amended and restated share based compensation plan (the "Omnibus Plan"), approved by the Company's board of directors on August 25, 2020, and all unallocated awards and entitlements thereunder, as more particularly described in the management information circular accompanying this notice (the "Circular");

(f) if the Omnibus Plan is not ratified, approved and adopted by the Shareholders, to re-approve the Company's existing share based compensation plan and all unallocated awards and entitlements thereunder;

(g) to consider and, if deemed appropriate, to pass with or without variation, a special resolution of the Shareholders, the full text of which is attached as Schedule "A" to the Circular, approving an arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia), which involves, among other things, the distribution of common shares of Whitehorse Gold Corp. ("Whitehorse") to the Shareholders, as more particularly described in the Circular;

(h) to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution of the Disinterested Shareholders (within the meaning of the Circular), the full text of which is attached as Schedule "B" to the Circular, approving the private placement of common shares of Whitehorse for gross proceeds of up to $9 million, as more particularly described in the Circular; and

(i) to transact such further and other business as may be properly brought before the Meeting or at any adjournments thereof.

Particulars of the foregoing matters are set forth in the Circular accompanying this notice. Only Shareholders of record on August 20, 2020 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of proxy and deliver it to the Company's transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Circular accompanying this notice.

As of the date of this notice, the Company intends to proceed with the Meeting and encourages you to vote by proxy in advance of the Meeting in light of public health directives and recommendations relating to the ongoing novel coronavirus ("COVID-19") pandemic and efforts to reduce its spread, including restrictions on in-person gatherings of any size, which continue to be strongly discouraged, and physical distancing requirements, and overarching concern for the wellbeing of Shareholders, directors, their families and others. At a minimum, only registered Shareholders or their duly appointed proxyholders will be permitted to attend the Meeting. Those attending the Meeting in person who are experiencing any of the known COVID-19 symptoms including fever, cough or difficulty breathing will not be permitted to attend the Meeting. Those attending in person will be required to comply with the then current direction and advice from federal, provincial and municipal levels of government concerning public gatherings. Note however that, in light of ongoing concerns related to the spread of COVID-19 and the constantly evolving restrictions on the size of public gatherings which are beyond the control of the Company, attendance at the Meeting in person may be difficult or not permitted. Accordingly, we encourage you to vote by proxy in advance of the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of August, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Mark Cruise"

Dr. Mark Cruise

Chief Executive Officer and Director

New Pacific Metals Corp.